EXHIBIT 4.2

Signed Version

FRAMEWORK COMPREHENSIVE SERVICES AGREEMENT

18 October 2013

This Framework Comprehensive Services Agreement (hereinafter referred to as “this Agreement”) is entered into this eighteenth day of October, 2013 by and between:

1. GUANGZHOU RAILWAY (GROUP) COMPANY (hereinafter referred to as “Party A”), a company registered in Guangzhou with its enterprise legal person business license number being 440000000069397 and its legal address being at No. 151 First Zhongshan Road, Yuexiu District, Guangzhou.

2. GUANGSHEN RAILWAY COMPANY LIMITED (hereinafter referred to as “Party B”), a joint stock limited company registered in Shenzhen of Guangdong Province with its public shares being listed on the Stock Exchange of Hong Kong (hereinafter referred to as “HKSE”) and Shanghai Stock Exchange of the PRC and its American depositary receipts being listed on New York Stock Exchange, its enterprise legal person business registration number being 440301103661840 and its legal address being at No. 1052 Heping Road, Shenzhen.

Each party of this Agreement shall hereinafter be referred to individually as a “Party” and collectively as the “Parties”.

Whereas:

1 As at the date of this Agreement, Party A holds 37.12% of the issued shares of Party B, and is the largest shareholder of Party B.

2 Party A and its subsidiaries (“Party A Group”) and Party B entered into the Framework Comprehensive Services Agreement dated 27 October 2010 in relation to the mutual provision of services by Party A Group and Party B and its subsidiaries (“Party B Group”). Such Framework Comprehensive Services Agreement shall expire on 31 December 2013.

3 The Parties hereby agree to enter into this Agreement in relation to the mutual provision of services by Party A Group and Party B Group. For the purpose of the better provision of transportation services, railway infrastructures and equipment repairs, locomotive and train repairs, purchase and sale services of railway related materials, security, hygiene and epidemic prevention, property management and building maintenance, project construction, management and supervision services so as to ensure the normal operation of the transportation business of the Parties. The Parties hereby reach the following agreement after negotiation based on the principle of equality:

ARTICLE 1 DEFINITIONS

1.1 In this Agreement, the following expressions shall have the following meanings, unless the context requires otherwise:

“Approvals”	any examination approval, approval, license, allowance, filing, certificate, notice, permit, approval document, authorization, consent, concession, waiver, file or registration;

“Independent Third Party”	in respect of either Party hereto, means any person not being the connected person/ related party of such Party;

“Stock Exchange Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time;

“SSE Listing Rules”	means the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, as amended from time to time;

“day”	means working day, i.e. any day on which the companies in the PRC are generally open for business, including a Saturday or Sunday which the PRC government temporarily declares to be a working day (“Working Rest Day”), but excluding a statutory holiday and a Saturday or Sunday other than a Working Rest Day;

“subsidiary”	has the meaning ascribed to “subsidiary” by the Stock Exchange Listing Rules in force from time to time;

“accounting year”	means 1 January to 31 December of every year;

“force majeure event”	means any event occurred after date of this Agreement and beyond reasonable control of, unforeseen by or even if foreseen cannot be avoided and overcome by the affected Party, rendering the performance of all or part of the obligations of such Party hereunder objectively impossible or impractical (including but not limited to failure of performance with reasonable expenses). Such events include but not limited to any government authority act (whether valid or invalid), fire, flood, storm, riot, explosion, natural hazard, war, destruction, labor problem (including lockout, strike and slowdown), and court injunction or ruling;

“PRC”	means the People’s Republic of China, and for the purpose of this Agreement excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC;

“laws”	means the laws, statues, regulations, ordinances and legislations, or notices, orders, decisions or other official documents issued by administrative or judicial authorities in the PRC, and the relevant requirements of the regulatory authority of its place of listing which Party B shall be subject to.

Unless otherwise provided for herein:

any laws referred to in this Agreement shall include such laws as amended, compiled or re-enacted from time to time;

(1)	The word “company” shall be construed as including any company, enterprise or other legal person wherever established and in any form;

(2)	The word “person” shall be construed as including any individual, firm, government, state or state agency or any joint venture, association or partnership (whether with the status of an independent legal person status or not);

(3)	The headings in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement, nor shall they limit, change, expand or otherwise affect the construction of any term hereof;

(4)	The documents cited in this Agreement shall constitute an integral part of this Agreement;

(5)	A reference to a Party to this Agreement or a party to other agreement, agreement or document shall include its successors and permitted assigns;

(6)	Unless otherwise specified, any reference to Party A herein shall include any member of Party A Group (other than Party B Group); any reference to Party B herein shall include any member of Party B Group.

ARTICLE 2 SCOPE OF COMPREHENSIVE SERVICES

The services to be mutually provided by Party B and Party A hereunder shall include transportation services, railway related services and other services that are consistent with the purposes of this Agreement (hereinafter collectively referred to as the “Comprehensive Services”).

ARTICLE 3 UNDERTAKINGS AND WARRANTIES

The Parties are duly incorporated and validly existing under the laws of their places of incorporation.

The Parties have taken all necessary actions and (unless otherwise expressly provided herein) obtained all consents, approval documents, authorizations and permits required for entering into this Agreement. The entering into of this Agreement shall not violate (i) the Articles of Association of the Parties, (ii) any other agreements or obligations of the Parties, or (iii) any existing laws, statues or orders in the PRC or other relevant places. The representatives of the Parties to sign this Agreement have been duly authorized to sign this Agreement.

The Parties undertake to conduct and procure their respective subsidiaries to conduct all such necessary acts or matters that are required (or not to conduct all such acts or matters that should not be conducted) for their due performance of obligations hereunder. If at any time during the term of this Agreement, any Party requests any subsidiary of the other Party to sign a separate specific implementation or supplemental agreement on the implementation of this Agreement by such subsidiary subject to this Agreement, the Parties warrant to procure the signing of such agreement between the relevant subsidiary and the other Party in the form required.

The Parties undertake and warrant that they are authorized to sign this Agreement.

Party A agrees to provide services to and accept services provided by Party B in accordance with the requirements of this Agreement, and for that purpose, hereby undertakes and warrants to Party B as follows:

(1)	Party A undertakes and warrants to guarantee the quality of the Comprehensive Services provided, and that such quality shall not be inferior to the level of the same type of services provided by Party A to Independent Third Party after this Agreement becoming effective.

(2)	Party A warrants that the service quality of the Comprehensive Services to be provided by it to Party B shall be guaranteed, and that the Comprehensive Services shall be provided with priority to Party B at the most competitive quality and price then available.

Party B agrees to accept services provided by and provide services to Party A in accordance with the requirements of this Agreement, and undertakes and warrants to Party A as follows:

(1)	Party B undertakes and warrants that the service quality of the Comprehensive Services to be provided by it to Party A shall be guaranteed, and the Comprehensive Services shall be provided with priority to Party A at the most competitive quality and price then available.

(2)	Party B undertakes and warrants that the quality of the Comprehensive Services provided shall not be inferior to the level of the same type of services enjoyed by Party B prior to the effective date of this Agreement, and shall not be inferior to the level of the same type of services provided by Party B to Independent Third Party after the effective date of this Agreement.

(3)	Unless otherwise provided in other provisions herein, any fees payable by Party B shall, as agreed by the Parties, be prepaid by Party B to Party A on a monthly basis and settled on a quarterly basis. Party B warrants that it shall pay the fees on the payment date and in the amount specified herein to Party A.

In order to ensure the effective, timely and full implementation of this Agreement, the Parties shall co-operate with each other. Where there is any material change in the circumstances under which the services are provided that renders the failure of a Party to perform its obligations hereunder, the Party shall promptly notify the other Party thereof.

The Parties agree to: provide relevant services to each other, and settle in compliance with the scope of services, pricing principle and applicable industry settlement rules as provided in this Agreement.

The Parties agree that: this Agreement shall be valid for a term of three years from 1 January 2014.

The Parties confirm that the annual caps of the Comprehensive Services for 2014, 2015 and 2016 shall be:

(1)	The annual caps for 2014 shall amount to RMB7,514.04 million, of which:

(i)	RMB2,933.18 million shall be the annual caps for the transportation services provided to Party B by Party A;

(ii)	RMB1,981.84 million shall be the annual caps for the railway related services provided to Party B by Party A;

(iii)	RMB2,576.02 million shall be the annual caps for the transportation services provided to Party A by Party B;

(iv)	RMB23.00 million shall be the annual caps for the railway related services provided to Party A by Party B.

(2)	The annual caps for 2015 shall amount to RMB8,641.15 million, of which:

(i)	RMB3,373.16 million shall be the annual caps for the transportation services provided to Party B by Party A;

(ii)	RMB2,279.12 million shall be the annual caps for the railway related services provided to Party B by Party A;

(iii)	RMB2,962.42 million shall be the annual caps for the transportation services provided to Party A by Party B;

(iv)	RMB26.45 million shall be the annual caps for the railway related services provided to Party A by Party B.

(3)	The annual caps for 2016 shall amount to RMB9,937.32 million, of which:

(i)	RMB3,879.13 million shall be the annual caps for the transportation services provided to Party B by Party A;

(ii)	RMB2,620.99 million shall be the annual caps for the railway related services provided to Party B by Party A;

(iii)	RMB3,406.78 million shall be the annual caps for the transportation services provided to Party A by Party B;

(iv)	RMB30.42 million shall be the annual caps for the railway related services provided to Party A by Party B.

Subject to the terms and conditions of this Agreement, the respective subsidiaries of Party A and Party B may further enter into specific contracts for each Comprehensive Service to stipulate its specific terms (including but not limited to forms of order and payment, etc.). Such specific contracts shall be in compliance with the principles, terms and conditions of this Agreement, and the requirements of the relevant laws (including but not limited to the Stock Exchange Listing Rules and the SSE Listing Rules).

ARTICLE 4 TRANSPORTATION SERVICES

The transportation services to be provided by Party A to Party B shall include production co-ordination, safety management, dispatch and scheduling services; leasing services of railway infrastructures and transportation equipment; railway communication services; railway network services; passenger services; cleaning services of locomotives and railway stations.

4.1.1	Production co-ordination, safety management, dispatch and scheduling services

(1)	Party A shall provide Party B with the correctly prepared working diagrams for scheduled trains and locomotives; organize the balanced operation of trains and ensure the supply of trains and locomotives; utilize trains and locomotives economically and rationally, accelerate the turnover of trains and locomotives, and ensure the safe transportation; promptly and correctly handle relevant issues arising from the daily transportation operations so as to ensure the normal use of trains and locomotives and provide other dispatch services.

(2)	The fees payable by Party B to Party A for the production co-ordination, safety management and dispatch and scheduling services shall be calculated according to the following formula:

Fees payable by Party B for the production co-ordination, safety management and dispatch and scheduling services for any given year = settlement unit price for converted turnover volume x converted turnover volume accomplished by Party B for such given year.

The aforesaid “converted turnover volume” refers to the freight and passenger delivery volume calculated on the basis of freight delivery weight and mileage and passenger delivery number and mileage. The settlement unit price for converted turnover volume is measured at 10,000 converted ton-kilometer.

4.1.2	Leasing services of railway infrastructures and transportation equipment

Railway infrastructures and transportation equipment shall include but not limited to: lands, production sites, locomotives and other production related facilities and equipment.

4.1.3	Railway communication services

Party A shall provide the communication services for railway transportation to Party B.

4.1.4	Railway network services

The railway network services shall include (but not limited to): passenger transportation services at railway stations including directing passengers’ entrance into railway stations, departure waiting at railway stations, ticket verification and train boarding, and water supply services to incoming and outgoing trains; provision of railway track usage services; provision of locomotive traction and electricity supply services for both passenger and freight trains; ticket sale services, etc.

4.1.5	Passenger services

(1)	Party A shall provide passenger services to certain passenger trains operated by Party B, including but not limited to the sale of tickets and performance of train conductor services for, and operation of buffet business and sale of train commodities related to the relevant contracted passenger train runs.

(2)	Revenues made by Party A from its sale and make-up sale of tickets for the relevant contracted passenger train runs shall be vested in Party B; expenses for the use and maintenance and repair of the contracted trains and the train expenses stipulated by the applicable industry standards for such trains shall be paid by Party B; the train conductor services for the contracted trains shall be performed by Party A and the wages of the conductors and all the expenses incurred in the provision of the contracted conductor services for the contracted trains shall be paid by Party A. Party A shall cause Party B to achieve the contracted ticket sales revenue target on the basis of safe transportation and observance of railway code of ethics.

(3)	Party A shall have the right of use (but not the ownership) of the contracted trains. Any part shall not be added to or removed from the trains without the written consent from Party B. In case of any material damage to or destruction of any train due to the occurrence of a force majeure event, Party A shall promptly notify Party B thereof.

4.1.6	Cleaning services of locomotives and railway stations

(1)	Party A shall provide cleaning services of locomotives and railway stations to Party B, the scope and standard of such services shall be determined by Party B.

(2)	Party B shall provide cleaning convenience to Party A, inspect and supervise the cleaning works, and conduct regular evaluation of the cleaning quality.

The Parties undertake that the above-mentioned transportation services to be mutually provided must comply with the applicable industry technical standards and requirements. Where no such relevant technical standards and requirements are available, such services must reach the service standards regularly applied in the railway industry.

The rate of the fees payable for the transportation services to be provided to Party B by Party A shall be determined in order as follows:

(1)	the fees shall be determined in accordance with the applicable industry settlement rules;

(2)	where no applicable industry settlement rules are unavailable, the fees shall be determined in accordance with the guidance prices set by the government;

(3)	if neither the applicable industry settlement rules nor the government guidance prices are available, the fees shall be determined based on the market prices after negotiation between the Parties, and the prices shall be fixed on normal commercial terms or on terms no less favorable than those available to or from Independent Third Parties for the same or similar type of services under prevailing local market conditions.

ARTICLE 5 RAILWAY RELATED SERVICES

The railway related services to be provided by Party A to Party B shall include railway infrastructures and equipment repair services, locomotive and train repair services, purchase and sale services of railway related materials, security services, hygiene and epidemic prevention services, property management and building maintenance, and project construction, management and supervision services.

5.1.1	Railway infrastructures and equipment repair services

Party A shall, upon entrustment of Party B, provide railway infrastructures and equipment repair services including but not limited to: main line repair and maintenance services (track lifting, track lining, tamping and dynamic stabilization) with large-sized track maintenance machinery, track replacement overhaul for jointless lines, track overhaul cleaning, other track bridge equipment repair, signal equipment inspection and repair, electricity supply equipment inspection and repair, dispatch and scheduling equipment inspection and repair, transportation safety equipment inspection and repair, other transportation operation equipment repair and other services.

5.1.2	Locomotive and train repair services

(1)	Party B shall entrust Party A with the performance of repair and maintenance services on Party B’s locomotives and trains (including CRHs) and freight trains in operation on the basis of the actual situation and its own needs.

(2)	Party A shall provide repair services to Party B pursuant to the applicable Procedures for Locomotive and Train Inspection and Repair and documents, rules, drawings, circulars and other materials concerning technical standards.

(3)	Party A shall conduct a self-test of the cars repaired by it after having completed all of the required repair services, and shall not deliver the same to Party B for test and acceptance until after having verified that the quality of each of the parts on the cars so repaired meet the relevant standards. The technical materials for and conclusions on quality re-test of the cars repaired by Party A shall be complete and accurate and be promptly delivered to Party B for operational analysis and appraisal.

5.1.3	Purchase and sale services of railway related materials

(1)	Where Party B procures part of the railway materials from Party A, Party A shall ensure that the quality of all the materials is sound and reaches the relevant standards. Party A shall select sources for such materials at the preferential price and conditions offered by Party A to other relevant railway entities. The quality of any of the materials procured by Party A in entrustment must be good and reach the international standards or standards set by the relevant ministry or relevant enterprises.

(2)	Where Party B entrusts Party A with the procurement of part of the railway materials, the quantity and categories of such railway material shall be set forth in a list provided to Party A by Party B and shall not become valid until after being confirmed by both parties.

(3)	The specific schedule and terms of the payment of the consideration for the materials to be procured by Party A shall be determined by Party A and Party B after consultations subject to the actual situation of the relevant batch of materials.

5.1.4	Security services

Party A agrees to provide security services to Party B through its subsidiaries, including the security and order of passenger and freight transportation and the stations under the scope of management of Party B; patrol of rail lines and stations, investigation of train stone attacks, obstacle placement on the rail surfaces, theft of railway materials and other issues; assistance in handling railway injuries and casualties, locomotive accidents and other disasters and incidents; provision of fire supervision, fire prevention and explosion prevention and other services.

5.1.5	Hygiene and epidemic prevention services

Party A agrees to provide Party B, its employees and their family members with planned immunization, occupational disease prevention and treatment, environmental monitoring, disease control, recuperation and convalescence as well as other related services through its hygiene and epidemic prevention institutions, disease control centers, hygienic supervision institutions, convalescence and recuperation houses and other related entities.

5.1.6	Property management and building maintenance

(1)	Party B entrusts Party A with the provision of property management and services for staff dormitories (including single dormitories and family dormitories) and apartments and buildings.

(2)	Property management and services provided by Party A to the employees of Party B shall not be inferior to the standard of those provided to the employees of Party A.

(3)	Party B entrusts Party A for the provision of building maintenance services on the basis of the actual situation and its own needs. Such maintenance services must reach the State or industry standards and the technical and quality requirements set by Party B.

(4)	Party B may enter into a separate lease agreement with the relevant lessor in relation to the lease of properties (such as offices and residential housings) to it by Party A.

(5)	Party B provides property management and services for staff dormitories (including single dormitories and family dormitories) and apartments and buildings to Party A.

(6)	Property management and services provided by Party B to the employees of Party A shall not be inferior to the standard of those provided to the employees of Party B.

5.1.7	Project construction, management and supervision services

Party A shall provide construction, management and supervision services for some of Party B’s construction projects as determined by Party B.

The pricing standards of the above railway related services mutually provided by the Parties shall be as follows: the prices shall be determined in accordance with the applicable industry standard fees and agreed between the Parties subject to the actual situation. Where no industry standard fees are available, the prices shall be determined based on the cost incurred plus reasonable profits after negotiation between the Parties, provided that the prices shall be fixed on normal commercial terms or on terms no less favorable than those available to or from Independent Third Parties for the same or similar type of services under prevailing local market conditions.

ARTICLE 6 OTHER

Apart from the dispatch and scheduling services, railway communication services and hygiene and epidemic prevention services which shall be provided by Party A to Party B only, all the other aforesaid services shall be mutually provided by the Parties and shall be subject to the above settlement arrangements and standards.

ARTICLE 7 LIABILTIES FOR BREACH OF CONTRACTS

The Parties shall perform their respective obligations hereunder voluntarily and in good faith. Should this Agreement be rendered unable to be performed either in whole or in part due to any breach of either Party, the breaching Party shall assume the liabilities for such breach. Should the Parties breach this Agreement, each of the Parties shall assume its respective liabilities in proportion to its own fault; provided that, the assumption of the liabilities for breach of contract shall not prejudice the right of the non-breaching Party to request the breaching Party to continue to perform its obligations.

In case either Party breaches any of its obligations hereunder, the other Party (including its subsidiaries) shall have the right to request the breaching Party to remedy the breach within a specified time limit, continue to perform this Agreement or make compensation for various losses, and may rescind any relevant portion of this Agreement or this Agreement in whole when necessary, except when such breach is caused by a force majeure event.

ARTICLE 8 FORCE MAJEURE

If any Party fails to perform all or any of its obligations hereunder as a result of a force majeure event, the performance of such obligations shall be terminated in the period of the force majeure event.

The Party claiming to be affected by the force majeure event shall notify the other Party of the occurrence of such force majeure event in writing in the shortest possible time, and provide the other Party with the appropriate evidence of such force majeure event and its duration within fifteen days after the occurrence of such force majeure event by hand or by registered post. The Party claiming that the force majeure event has rendered its performance of this Agreement objectively impossible or impracticable shall make all such reasonable efforts to eliminate or mitigate the effect of the force majeure event.

Upon the occurrence of a force majeure event, the Parties shall promptly determine by amicable negotiation how to implement this Agreement. After the termination or elimination of the force majeure event or its effect, the Parties shall immediately resume the performance of their respective obligations hereunder.

ARTICLE 9 ANNOUNCEMENT

Without the prior written consent from the other Party, either Party shall not make any announcement in relation to this Agreement, unless such announcement is made in accordance with the laws of the PRC, or the requirements of Shanghai Stock Exchange, HKSE or the Securities and Futures Commission of Hong Kong, or any other relevant laws, regulations and requirements.

ARTICLE 10 MISCELLANEOUS PROVISIONS

This Agreement shall become effective from 1 January 2014 upon completion of the following procedures:

(1)	execution and affixture with the company seals by the legal representatives or authorized representatives of the Parties;

(2)	performance by Party B of its applicable compliance obligations for the continuing connected transactions hereunder in accordance with the requirements of its Articles of Association, the Stock Exchange Listing Rules and the SSE Listing Rules.

As from 1 January 2014, any prior agreements or arrangements entered into by and between the Parties in relation to the Comprehensive Services, including but not limited to the Framework Comprehensive Services Agreement dated 27 October 2010, shall terminate.

Either Party is entitled to terminate this Agreement by giving not less than two months’ notice in writing to the other Party during the term of this Agreement.

If at any time during the term of this Agreement, the total transaction amount for the relevant accounting year in respect of the transactions hereunder may or is expected to exceed the annual caps for such year as announced and approved by the independent shareholders of Party B (where applicable), the Parties agree that Party B shall perform all the applicable and necessary regulatory obligations and procedures under the Stock Exchange Listing Rules and the SSE Listing Rules as soon as possible, including informing HKSE, and convening a general meeting of Party B to seek the approval by the independent shareholders of Party B (where applicable) for such connected/ related transactions and renewed annual caps in accordance with the Stock Exchange Listing Rules and the SSE Listing Rules. Before fulfilling all the relevant regulatory requirements, the Parties agree to make their best efforts to ensure the total transaction amount for the year does not exceed the annual caps announced.

The provisions of this Agreement may be amended by the Parties after negotiation if required by the changes in the actual circumstances, provided that such amendment shall be made in writing. Any amendment to this Agreement shall be subject to the relevant voting, disclosure and other legal procedures in accordance with the relevant laws, regulations and requirements of the Stock Exchange Listing Rules and the SSE Listing Rules. Any Party shall not add any provision to, delete any provision from or otherwise amend this Agreement, unless by mutual agreement in writing.

In the event that the Parties intend to assign their rights or obligations hereunder to their respective subsidiaries, they shall notify the other Party thereof, and the party who makes such assignment shall assume joint liabilities for the performance of this Agreement by the assignee. Except in such case, either Party shall not assign any of its interests hereunder to any third party without prior written consent from the other Party.

The Parties agree to bear all such costs and expenses incurred in entering into this Agreement respectively.

The execution, effect, interpretation, performance of, and resolution of any dispute arising from this Agreement shall be protected and governed by the laws of the PRC. Any dispute arising from the performance of this Agreement shall be resolved between the Parties through negotiation. Should any dispute fail to be resolved through such negotiation, such dispute shall be submitted to the China International Economic and Trade Arbitration Commission for arbitration, which shall be conducted in accordance with the Commission’s Arbitration Rules in effect at the time of applying for arbitration. The place of arbitration shall be mutually determined through negotiation. The arbitral award is final and binding upon the Parties.

This Agreement shall be a framework agreement between the Parties in respect of the matters regarding the Comprehensive Services. Party B may on the principles established herein and on a case-by-case basis execute a supplementary service agreement with Party A with respect to any specific items of services. In case of any material conflict in respect of the major provisions between such service agreements and this Agreement, Party B shall comply with the requirements of the regulatory authority in its place of listing.

This Agreement shall be executed in four counterparts with equal legal effect, with each Party holding two counterparts.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their legal representatives or authorized representatives on the date first written above.

Party A:	GUANGZHOU RAILWAY (GROUP) COMPANY (Company seal)

Legal representative (or	/s/ authorized representative
authorized representative):

Party B:	GUANGSHEN RAILWAY COMPANY LIMITED (Company seal)

Legal representative (or	/s/ authorized representative
authorized representative):